SO 3/9/04

19 3/18

SECURITIES AND EXCHANGE COMMISSION

04004552

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| SEC FILE NUMBER |
|---|
| 8- 53235 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BONDS DIRECT SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE, 8TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2004 WASH. D.C. 188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAXINE SYRJAMAKI (310) 914-6034
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 SOUTH GRAND AVENUE, SUITE 2000 (Address) LOS ANGELES, (City) CA (State) 90071-1568 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AK 3.18.04

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, MAXINE SYRJAMAKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BONDS DIRECT SECURITIES LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 18TH DAY OF FEBRUARY, 2004

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG



**BONDS DIRECT SECURITIES LLC**

(SEC Identification No. 8-53235)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a public document.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bonds Direct Securities LLC:

We have audited the accompanying statement of financial condition of Bonds Direct Securities LLC (the Company) as of December 31, 2003. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bonds Direct Securities LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 20, 2004

# BONDS DIRECT SECURITIES LLC

Statement of Financial Condition

December 31, 2003

**Assets**

| | | |
|---|---|---|
| Cash | $ | 30,166 |
| Receivable from brokers and dealers | | 34,999,751 |
| Securities owned | | 448,509,873 |
| Premises and equipment | | 1,640,833 |
| Due from affiliate | | 2,527,824 |
| Goodwill | | 2,000,000 |
| Other assets | | 2,659,404 |
| | $ | 492,367,851 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| Securities sold, not yet purchased | $ | 460,775,458 |
| Accrued expenses and other liabilities | | 4,031,842 |
| | | 464,807,300 |
| Liabilities subordinated to claims of general creditors | | 24,000,000 |
| Members' equity: | | |
| Members' capital | | 3,467,681 |
| Retained earnings | | 92,870 |
| Total members' equity | | 3,560,551 |
| | $ | 492,367,851 |

See accompanying notes to the statement of financial condition.

## (1) Summary of Significant Accounting Policies

### Background of Company

Bonds Direct Securities LLC ("Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a majority-owned subsidiary of Jefferies Group, Inc.

The Company was set up as a Delaware limited liability company in 2001. The Company provides investment grade fixed income transaction execution for institutions, acting as principal, through a combination of professional sales and trading coverage and a technology platform that enables true on-line real time trading. The Company offers transaction execution in investment grade corporate bonds, U.S. treasury securities and U.S. government agency securities.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

### Securities Transactions

Transactions in securities and related expenses are recorded on a trade-date basis.

Securities owned, and securities sold, not yet purchased, are valued at fair value.

### Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, consisting of cash, are carried at fair value. Similarly, liabilities, including subordinated liabilities, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased are valued at quoted market prices.

### Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). The contributed software is being amortized using the straight-line method over its estimated useful life of five years. Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

### Goodwill

Goodwill represents the excess of cost over net assets acquired. Financial Accounting Standards Board ("FASB") No. 141, "Business Combinations", and FASB No. 142, "Goodwill and Other Intangible Assets" changed the accounting for business combinations and goodwill in two significant ways. First, FASB No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is now prohibited. Second, FASB No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of the Statement, which, for companies with calendar year ends, was January 1, 2002. While goodwill is no longer amortized, it is tested for impairment annually by comparing the fair value of a reporting unit with its carrying amount, including goodwill. There was no goodwill impairment recognized by the Company during 2003.

**Federal and State Income Taxes**

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's statement of financial condition.

**Warrants**

At December 31, 2003, there were warrants outstanding, principally to Jefferies Group, Inc. and other affiliated parties, to purchase approximately 30.6% of the equity of the Company. The warrants are exercisable from June 2006 to August 2011, but may be exercised sooner upon either: (i) the sale of all of the outstanding voting interests in the Company, (ii) the sale of substantially all of the assets of the Company, (iii) a Change of Control, or (iv) the conversion of the Company to a corporation. The value of warrants issued to employees is being amortized as compensation expense over the estimated 8 year vesting period of the warrants.

**New Accounting Standards on Derivative Instruments and Hedging Activities**

Financial Accounting Standards Board ("FASB") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of this statement did not have a material impact on the Company.

**New Accounting Standards for Certain Financial Instruments with Characteristics of both Liabilities and Equity.**

FASB No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FASB No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted FASB No. 150 as required in the third quarter of 2003. The adoption of FASB No. 150 did not have a material impact on the statement of financial condition.

**New Accounting Standards and Disclosures on Guarantees.**

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34," elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim and annual periods ending after December 31, 2002. The adoption of FASB Interpretation No. 45 did not have a material impact on the statement of financial condition.

**New Accounting Standards on Consolidations**

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.

For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The implementation of FASB interpretation No. 46 did not have a material impact on the Company and FIN 46R is not expected to have a material impact on the Company.

**Use of Estimates**

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities to prepare this statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

## (2) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2003:

| | | Securities owned | Securities sold, not yet purchased |
|---|---|---|---|
| U.S. Government debt securities | $ | 101,223,837 | 114,696,103 |
| Corporate debt securities | | 347,286,036 | 346,079,355 |
| | $ | 448,509,873 | 460,775,458 |

## (3) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2003:

| | | |
|---|---|---|
| Furniture, fixtures and equipment | $ | 2,110,602 |
| Leasehold improvements | | 124,884 |
| Total | | 2,235,486 |
| Less accumulated depreciation and amortization | | 594,653 |
| | $ | 1,640,833 |

Included in furniture, fixtures and equipment is $500,000 of contributed software.

## (4) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003, the Company had the following subordinated loans:

| Amount | Interest Rate | Maturity Date | Lender(s) |
|---|---|---|---|
| $ 3,700,000 | 10% | August 31, 2004 | Jefferies Group, Inc. |
| 5,000,000 | 10% | January 31, 2005 | Jefferies Group, Inc. |
| 15,000,000 | 10% | July 25, 2008 | Jefferies & Company, Inc. |
| 300,000 | 10% | August 31, 2004 | Members |
| $24,000,000 | | | |

The subordinated loans are covered by agreements approved by the NASD Regulation, Inc. and are included by the Company for the purpose of computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule.

## (5) Related Party Transactions

Included in members' capital is an investment in the Company by Jefferies Group, Inc. of $1,700,572.

The entire receivable from brokers and dealers of $34,999,751 is due from Jefferies & Company, Inc.

Included in liabilities subordinated to the claims of general creditors are 10% subordinated notes for $3,700,000 and $5,000,000 due to Jefferies Group, Inc., $15,000,000 due to Jefferies & Company, Inc., and $300,000 due to members of the Company, as described in Note 4 above.

The Company received interest from Jefferies & Company, Inc.

The Company paid interest to Jefferies & Company, Inc. The Company also paid interest to Jefferies Group, Inc. for subordinated loans.

The Company paid Jefferies & Company, Inc. for providing clearing and general and administrative services for the Company pursuant to a service agreement. Included in general and administrative services is the provision of office space and general facilities support.

## (6) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

## (7) Goodwill

In 2003, the Company acquired the fixed income desk of Mellon Securities LLC, a broker-dealer subsidiary of Mellon Financial Corporation's Human Resources & Investor Solutions. The purchase price was $2,000,000. The fair value of the net assets acquired was zero and the entire purchase price represented the cost of the assembled workforce acquired.

## (8) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2003, the Company had net capital of $5,183,274, which was $4,933,274 in excess of required net capital.